Exhibit 99.1

NOTICE TO READER

We are re-filing the Gahcho Kué Project 2014 Feasibility Study NI 43-101 Technical Report to reflect the following minor changes:

1. to clarify that the report was prepared for Mountain Province Diamonds Inc. only;

2. to re-name sub-heading 3.3 “Other Information Sources”; and

3. to add Kato Lone as a Qualified Person responsible for certain sections of the report.

The amended technical report has been attached as a PDF Courtesy Copy to this Exhibit 99.1.